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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G





                   Under the Securities Exchange Act of 1934
                          (Amendment No.             )
                                         -----------





                       AMERICAN DENTAL TECHNOLOGIES, INC.
                       ----------------------------------
                                (Name of Issuer)


                          $.01 PAR VALUE COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                  025352-10-5
                                  -----------
                                 (CUSIP Number)





                               Charles A. Nichols





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.









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
1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons:

                        Charles A. Nichols / ###-##-####


2)   Check the Appropriate Box if a Member of a Group (See Instructions):     N/A
     (a)
     (b)


3)   SEC Use Only:


4)   Citizenship or Place of Organization:                                United States

   Number of shares       5)  Sole Voting Power:                           1,990,850
   Beneficially Owned     6)  Shared Voting Power                             N/A
   by Each Reporting      7)  Sole Dispositive Power                       1,990,850
   Person With:           8)  Shared Dispositive Power                        N/A


9)   Aggregate Amount Beneficially Owned by Each Reporting Person:         1,990,850


10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:        N/A


11)  Percent of Class Represented by Amount in Row 9:                         7.2%


12)     Type of Reporting Person                                              IN










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

ITEM 1(a)  NAME OF ISSUER:                                           American Dental Technologies, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:          28411 Northwestern Highway
                                                                     Ste. 1100, Southfield, MI 48034

ITEM 2(a)  NAME OF PERSON FILING:                                    Charles A. Nichols

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR,                  5555 Bear Lane
           IF NONE, RESIDENCE:                                       Corpus Christi, TX 78405

ITEM 2(c)  CITIZENSHIP:                                              United States

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:                             $0.01 par value Common Stock

ITEM 2(e)  CUSIP NUMBER:                                             025352 10 5

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
           OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:        N/A

ITEM 4.    OWNERSHIP:   The following information is as of December 31, 1996.
           (a)  Amount Beneficially Owned:                                      1,990,850
           (b)  Percent of Class:                                                  7.2%
           (c)  Number of shares as to which such person has:
                (i)  sole power to vote or to direct the vote:                   1,990,850
               (ii)  shared power to vote or to direct the vote:                   None
              (iii)  sole power to dispose or to direct the disposition of:     1,990,850
               (iv)  shared power to dispose or to direct the disposition of:      None

The information above excludes a warrant held by Mr. Nichols to purchase
1,203,863 shares of common stock at a purchase price of $1.4104 per share for a period commencing August 1, 1997 and ending July 31, 1999.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS     N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON     N/A

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY     N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP     N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP     N/A

ITEM 10.  CERTIFICATION     N/A



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date:  February 7, 1997



                                                     /s/ Charles A. Nichols
                                                     -----------------------
                                                     Charles A. Nichols


     Attention:  Intentional misstatements or omissions of fact constitute criminal violations (See 18 USC 1001)


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